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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

   TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                         1934 AND RULE 13e-3 THEREUNDER

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                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                       (Amendment No. 5 - Final Amendment)

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                          JOHN Q. HAMMONS HOTELS, INC.
                              (Name of the Issuer)

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                          JOHN Q. HAMMONS HOTELS, INC.
                                 JOHN Q. HAMMONS
           REVOCABLE TRUST OF JOHN Q. HAMMONS, DATED DECEMBER 28, 1989
                                  HAMMONS, INC.
                               JQH ACQUISITION LLC
                             JQH MERGER CORPORATION
                               JONATHAN D. EILIAN
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    408623106
                      (CUSIP Number of Class of Securities)

      DEBRA M. SHANTZ          GARY R. SILVERMAN, ESQ.      JONATHAN D. EILIAN
JOHN Q. HAMMONS HOTELS, INC.       KAYE SCHOLER LLC          JOHN Q. HAMMONS
300 JOHN Q. HAMMONS PARKWAY,  THREE FIRST NATIONAL PLAZA       HOTELS, INC.
         SUITE 900                    41ST FLOOR           300 JOHN Q. HAMMONS
SPRINGFIELD, MISSOURI 65806     70 WEST MADISON STREET     PARKWAY, SUITE 900
      (417) 873-3586         CHICAGO, ILLINOIS 60602-4231  SPRINGFIELD, MISSOURI
                                    (312) 583-2330                65806

   (Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              WITH COPIES TO:

     MARY ANNE O'CONNELL                     GARY R. SILVERMAN, ESQ.
     HUSCH & EPPENBERGER, LLC                KAYE SCHOLER LLC
     190 CARONDELET PLAZA, SUITE 600         THREE FIRST NATIONAL PLAZA
     ST. LOUIS, MISSOURI 63103               41ST FLOOR
     (314) 480-1715                          70 WEST MADISON STREET

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                                             CHICAGO, ILLINOIS 60602-4231
                                             (312) 583-2330

This statement is filed in connection with (check the appropriate box):

      a.    [X]   The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

      b.    [ ]   The filing of a registration statement under the Securities
                  Act of 1933.

      c.    [ ]   A tender offer.

      d.    [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION *                AMOUNT OF FILING FEE **

              $158,366,370                              $18,640

* Pursuant to the Agreement and Plan of Merger, dated as of June 14, 2005, among JQH Acquisition LLC, JQH Merger Corporation and John Q. Hammons Hotels, Inc., Class A Common Stock (other than shares owned by parties to that agreement and shares owned by stockholders who perfect their appraisal rights) has been converted into the right to receive $24.00 per share in cash. All outstanding stock options to purchase shares of Class A Common Stock not exercised prior to the merger have been terminated, but under the merger agreement, John Q. Hammons Hotels, Inc. will pay each holder of unexercised options a cash payment equal to the amount by which $24.00 per share exceeds the exercise price for that option, multiplied by the number of shares of Class A Common Stock issuable upon exercise of the option. The filing fee was calculated based on the sum of (a) an aggregate cash payment of $126,078,288 for the proposed merger consideration of $24.00 per share for 5,253,262 outstanding shares of Class A Common Stock and
(b) an aggregate cash payment of $32,288,082 to holders of outstanding options to acquire shares of Class A Common Stock.

**The payment of the filing fee, calculated in accordance with Fee Rate Advisory #6 For Fiscal Year 2005, equals $117.70 per million of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 240-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

    Amount Previously Paid: $18,640

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    Form or Registration No.: Schedule 14A - Preliminary Proxy Statement

    Filing Party: John Q. Hammons Hotels, Inc.

    Date Filed: July 1, 2005

                                 SCHEDULE 13E-3

            This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Final Amendment") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by:

          - John Q. Hammons Hotels, Inc., a Delaware corporation and issuer of the equity securities that are the subject of this Final Amendment (the "Company");

          - John Q. Hammons ("Mr. Hammons"), the Company's founder, chairman of the board and chief executive officer and controlling stockholder (through his ownership of all of the Class B Common Stock of the Company and 269,100 shares of Class A Common Stock of the Company);

          - John Q. Hammons, as Trustee of the Revocable Trust of John Q. Hammons Dated December 28, 1989, as amended and restated;

          -    Hammons, Inc.;

          -    JQH Acquisition LLC ("Acquisition");

          -    JQH Merger Corporation ("Merger Sub"); and

          -    Jonathan D. Eilian.

        This Final Amendment reports the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 14, 2005, among the Company, Acquisition and Merger Sub (the "Merger Agreement"). As required by the Merger Agreement, the Merger Agreement has been adopted by (i) a majority of the votes entitled to be cast by holders of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock, voting together as one class, and (ii) a majority of the votes cast by the holders of the outstanding shares of the Company's Class A Common Stock other than Mr. Hammons and his affiliates, and the other conditions to the merger contemplated by the Merger Agreement have been satisfied or waived. The Certificate of Merger was filed with the Delaware Secretary of State on September 16, 2005 (the "Effective Time"). At the Effective Time, Merger Sub merged into the Company, with the Company as the surviving corporation (the "Merger"). Under the terms of the Merger Agreement, each share of Class A Common Stock of the Company outstanding immediately prior to the Effective Time of the Merger was converted into the right to receive $24.00 in cash (other than treasury shares and shares held by Acquisition, Merger Sub, the Company and its subsidiaries, which were cancelled, and other than shares as

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to which stockholders perfected appraisal rights in accordance with Delaware law), and each outstanding share of Class B Common Stock of the Company remained outstanding as one share of common stock of the surviving corporation. In addition, pursuant to the Merger Agreement, each option to purchase shares of Class A Common Stock outstanding immediately prior to the Effective Time of the Merger, whether or not exercisable, was cancelled, and each option holder received a right to a cash bonus payment equal to the amount by which $24.00 exceeds the exercise price per share of the applicable option, multiplied by the number of shares of Class A Common Stock underlying such option, less any applicable withholding taxes.

      Immediately following the Merger, Mr. Hammons and his affiliates owned 294,100 shares of common stock of the surviving corporation and Acquisition owns the remaining shares of common stock of the surviving corporation.

      Following the consummation of the Merger, Acquisition, Mr. Hammons and their affiliates entered into a number of agreements governing the relationship of the parties going forward, pursuant to which, among other things, Mr. Hammons and his affiliates effectively transferred control of their interests in the Company, while retaining an interest in the Company's operating partnership as well as certain hotel properties and hotel management rights.

      The Company's Class A Common Stock ceased to be traded on the American Stock Exchange effective at the close of the market on September 16, 2005, and became eligible for deregistration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to deregister its common stock as soon as possible.

      On August 24, 2005, the Company filed with the SEC a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act relating to the special meeting at which the Company's stockholders voted to adopt the Merger Agreement. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information in the Proxy Statement and the appendices thereto.

ITEM 16. EXHIBITS.

       Item 16 is hereby amended and supplemented as follows:

(a)(3) Press Release, dated September 16, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on September 19, 2005).

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                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:   September 19, 2005

                                JOHN Q. HAMMONS HOTELS, INC.

                                By: /s/ Jonathan D. Eilian
                                    ----------------------------------------
                                Name: Jonathan D. Eilian
                                Title: Chairman

                                /s/ John Q. Hammons
                                --------------------------------------------
                                JOHN Q. HAMMONS

                                REVOCABLE TRUST OF JOHN Q. HAMMONS,
                                DATED DECEMBER 28, 1989, AS AMENDED AND RESTATED

                                By: /s/ John Q. Hammons
                                    ----------------------------------------
                                Name: John Q. Hammons
                                Title: Trustee

                                HAMMONS, INC.

                                By: /s/ John Q. Hammons
                                    ----------------------------------------
                                Name: John Q. Hammons
                                Title: President

                                JQH ACQUISITION LLC

                                By: /s/ Jonathan D. Eilian
                                    ----------------------------------------
                                Name: Jonathan D. Eilian
                                Title: Managing Member

                                JQH MERGER CORPORATION

                                By: /s/ Jonathan D. Eilian
                                    ----------------------------------------
                                Name: Jonathan D. Eilian
                                Title: Chairman

                                /s/ Jonathan D. Eilian
                                --------------------------------------------
                                JONATHAN D. EILIAN

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